ERIC STIFF

Direct Dial: (916) 930-2522

E-mail: eric.stiff@bullivant.com

August 31, 2006

Via EDGAR

Carmen Moncada-Terry

Securities and Exchange Commission

101 F Street, NE

Washington, DC 20549

Re:	Piedmont Mining Company, Inc.

Form SB-2 Registration Statement - Pre-Effective Amendment No. 2

Dear Ms. Moncada-Terry:

On August 22, 2006, on behalf of Piedmont Mining Company, Inc. (“Piedmont”), we filed the Form SB-2 Pre-Effective Amendment No. 2 (the “Second Amendment”) to Piedmont’s registration statement on Form SB-2 originally filed with the Commission on June 27, 2006, as amended by the Form SB-2 Pre-Effective Amendment No. 1 filed on August 16, 2006 (the “First Amendment”). The Second Amendment was filed as a result of comments received from Pratt-Thomas, Gumb & Co., P.A, Piedmont’s auditor, regarding the Consolidated Statements of Stockholders’ Deficit (Unaudited) for the six months ended June 30, 2006 and for the year ended December 31, 2005 found on page F-5 of the First Amendment.

The First Amendment contained inconsistencies between the Consolidated Balance Sheet for June 30, 2006 and December 31, 2006 and the Consolidated Statements of Stockholders’ Deficit (Unaudited) for the six months ended June 30, 2006 and for the year ended December 31, 2005. These inconsistencies were reconciled with the filing of the Second Amendment.

On page F-5 of the Second Amendment, the following changes were made:

1.	Column 2, line 7: “1,341,945” replaced “1,367,110”
2.	Column 2, line 11: “$14,162,916” replaced “$14,188,081”
3.	Column 4, line 8: “119,781” replaced “45,435”
4.	Column 8, line 7: “1,341,945” replaced “1,367,110”
5.	Column 8, line 8: “119,781” replaced “45,435”
6.	Column 8, line 11: “$863,829” replaced “814,648”

Carmen Moncada-Terry

August 31, 2006

We hope that the foregoing addresses the Staff’s inquiry as to why it was necessary for Piedmont to file the Second Amendment.

Very truly yours,

/s/ Eric Stiff

Eric Stiff